                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the

                                                 Securities Exchange Act of 1934
                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975


In connection with the proposed merger of Orthodontic Centers of America, Inc. ("OCA") and OrthAlliance, Inc., OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.


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A. PRESS RELEASE

NEWS RELEASE

FOR IMMEDIATE RELEASE


CONTACTS: Orthodontic Centers of America, Inc.        OrthAlliance, Inc.
          John C. Glover                              James C. Wilson
          Vice President of Investor Relations        Chief Financial Officer
          (904) 280-6285                              (310) 792-1300


                 ORTHODONTIC CENTERS OF AMERICA AND ORTHALLIANCE
                            ANNOUNCE MERGER AGREEMENT

METAIRIE, Louisiana (May 17, 2001) -- Orthodontic Centers of America, Inc. (NYSE: OCA) and OrthAlliance, Inc. (NASDAQ/NM: ORAL) announced today that they have entered into a definitive merger agreement, whereby a wholly-owned subsidiary of OCA would merge into OrthAlliance in a stock-for-stock transaction, with OrthAlliance becoming a wholly-owned subsidiary of OCA.

         Under the terms of the merger agreement, OrthAlliance stockholders would receive shares of OCA's common stock based on a fixed exchange ratio, ranging from 0.09214 to 0.16585 of a share of OCA common stock depending on the percentage of OrthAlliance's affiliated orthodontists, pedodontists and professional corporations that amend their employment and service, consulting or management service agreements in accordance with terms described in the merger agreement.

         Bart F. Palmisano, Sr., Chief Executive Officer and President of OCA, said, "This transaction is in keeping with our long-established philosophy of disciplined, intelligent growth. Our ability to enhance and grow our affiliated orthodontists' practices continues to be the cornerstone of a proven, successful strategy, and we are confident that OrthAlliance's affiliated orthodontists and pedodontists will benefit from the value that OCA has consistently provided its dedicated group of affiliated professionals."

         W. Dennis Summers, Chairman of the Board and interim President and Chief Executive Officer of OrthAlliance, said, "We are extremely pleased to join forces with OCA's outstanding network of affiliated orthodontists and management team. We believe this transaction not only maximizes shareholder value but also provides the opportunity to join the industry leader in OCA, which has a proven track record of translating value-added services into growth."

         Following completion of the merger, Bart F. Palmisano, Sr. would continue to serve as President and Chief Executive Officer of OCA. A member of OrthAlliance's Board of Directors is to be appointed to OCA's Board of Directors upon completion of the merger.



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OCA and OrthAlliance Announce Merger Agreement
Page 2
May 17, 2001



         The transaction is anticipated to close in the third quarter of 2001 and to be accounted for as a purchase. The completion of the transaction is subject to customary closing conditions, including the approval of OrthAlliance's stockholders, and the execution of a minimum number of amendments to the employment agreements and service, consulting and management services agreements of the OrthAlliance affiliated orthodontists, pedodontists and professional corporations.

         In closing, Bart F. Palmisano, Sr. remarked, "Our proposed merger with OrthAlliance presents an excellent strategic opportunity. We enthusiastically welcome a highly regarded and exceptionally talented group to our organization. We are excited about our combined prospects for growth and our continued ability to build shareholder value."

Conference Call

         The management teams of OCA and OrthAlliance will hold a conference call to discuss the merger today, May 17, 2001, at 9:00 a.m. EST / 6:00 am PDT. All interested parties should dial (212) 896-6095. A replay of the conference call will be available through May 31, 2001 by calling (800) 633-8284, using pass code 18907049.

         You may also listen to the conference call through the Internet by logging on to the StreetFusion (www.streetfusion.com), Vcall (www.vcall.com) or StreetEvents (www.streetevents.com) websites. An archived recording of the conference call will be available beginning approximately one hour after the event through the StreetFusion, StreetEvents and Vcall websites, as well as the On24 Business Network website (www.on24.com ) and OCA's website: http://www.4braces.com.

About Orthodontic Centers of America, Inc.

         Orthodontic Centers of America, Inc., founded in 1985, is the leading provider of integrated business services to orthodontic practices. As of March 31, 2001, OCA was affiliated with over 400 orthodontists who were treating over 350,000 patients in over 600 orthodontic centers throughout the United States and in Japan, Mexico and Spain. For additional information on Orthodontic Centers of America, Inc., visit the Company's web site: http://www.4braces.com.

About OrthAlliance, Inc

         OrthAlliance, Inc. is a leading provider of practice management and consulting services to orthodontic and pediatric dentistry practices in the United States. As of March 31, 2001, OrthAlliance was affiliated with 226 orthodontists and pediatric dentists practicing in 395 centers throughout the United States.


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OCA and OrthAlliance Announce Merger Agreement
Page 3
May 17, 2001






Certain statements contained in this news release may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would," or "intend." These forward-looking statements include, without limitation, those relating to OCA's growth, shareholder value, benefits to OrthAlliance's affiliated orthodontists and pedodontists, accounting and tax treatments of the merger, and effects, benefits, prospects and completion of the merger. We caution you not to place undue reliance on the forward-looking statements contained in this release in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure or delay in obtaining required stockholder approval, the companies' failure to consummate the merger, inability to successfully integrate the companies after the merger, adverse changes in the companies' financial results and conditions, changes in general economic conditions and business conditions, changes in OCA's operating or expansion strategy, the ability of OCA to attract and retain qualified personnel and orthodontists, the ability of OCA to effectively market its services and products, OCA's expectations and estimates concerning future financial performance, financing plans and the impact of competition, anticipated trends in OCA's business, existing and future regulations affecting OCA's business, OCA's dependence on existing sources of funding, and other factors generally understood to affect the financial results of orthodontic practice management companies, and other risks detailed from time to time in OCA's releases and Annual Report on form 10-K for the year ended December 31, 2000 and other filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

In connection with the proposed merger, Orthodontic Centers of America, Inc. ("OCA") will file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503,
Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.


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B. MATERIAL PRESENTED AT OCA/ORTHALLIANCE CALL, CONFERENCE THURSDAY, MAY 17, 2001, 9AM EST.

                             OCA-OrthAlliance Merger

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                              OrthAlliance Overview

- A leading provider of business services to orthodontic and pediatric dentistry practices in the United States

- Affiliated with 226 orthodontists and pediatric dentists practicing in 395 centers throughout the United States, as of March 31, 2001



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                              Transaction Overview

-        Proposed stock-for-stock merger of OCA and OrthAlliance

         -        Purchase accounting treatment

         -        Tax-free to OCA and its stockholders

- OrthAlliance stockholders receive 0.1658 shares of newly issued OCA common stock for each OrthAlliance share

         - Subject to possible reduction in consideration based on the number of OrthAlliance's doctors that elect to sign a three year employment contract with OCA.


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                              Transaction Overview

- OrthAlliance stockholders would receive shares of OCA's common stock based on a fixed exchange ratio, ranging from 0.09214 to 0.16585 of a share of OCA common stock

- Applicable exchange ratio correlated to the percentage of OrthAlliance's affiliated professionals that amend agreements in accordance with terms described in the merger agreement.



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                               STRATEGIC RATIONALE

-        ENTHUSIASM FOR DOCTORS

-        SOUND TRANSACTION STRUCTURE

-        EARNINGS ENHANCEMENT

-        OCA'S PROVEN TRACK RECORD OF ACQUISITIONS

-        CONSISTENT WITH STRATEGY



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                               Strategic Rationale

Enthusiasm for Doctors

-        OrthAlliance has the same type of doctors OCA actively recruits

- Addition of 226 professionals will serve as an excellent complement to the OCA's existing base of over 400 doctors.

- We have met with some of the leading doctors of OrthAlliance and are impressed with the quality of the people and practices.



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                               Strategic Rationale

Sound Transaction Structure

- Enables OCA to understand fully the benefit provided from doctors amending their existing agreements in advance of closing the transaction

- Offers protection in the unlikely event fewer than anticipated doctors agree to such terms

-        Provides certainty and visibility



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                               Strategic Rationale

-        Earnings Enhancement

         - Transaction is accretive in 2002 without synergies by approximately $0.09 per share

         - Conservatively expect to benefit from $7.4 million in annual,identifiable cost savings

         - Outstanding strategic synergies such as enhanced revenue growth and margin expansion


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                               Strategic Rationale


-        OCA's Proven Track Record of Acquisition

         -        Successful integration of Apple practices during year 2000

         -        Similar experience, similar challenges

         -        We know all facets of the business well

         - All Apple doctors who affiliated with OCA converted to OCA model



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                               Strategic Rationale

-        Consistent with OCA's Strategy

         - Further establishes OCA as the leading provider of integrated business services to orthodontic practices

         - Opportunity to leverage resources and services over a larger base

         -        Builds the brand



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C.   EMAIL MESSAGE TO ORTHALLIANCE MEMBERS DATED MAY 17, 2001

Dear OrthAlliance Member,

We are very pleased to announce that our Company today has entered into a merger agreement with Orthodontic Centers of America, Inc. ("OCA"). The press release announcing the transaction is attached. We believe that this decision by our Board of Directors to merge with OCA offers tremendous benefits to our Shareholders and to our Member Doctors. We will be sending you an email tomorrow morning discussing the merger in greater detail and will provide additional details in the days ahead. We would have liked to provide this detail today, but SEC rules and regulations restrict some of our ability to communicate with you. We encourage you to review tomorrow's email.

Best Regards,

W. Dennis Summers, Chairman of the Board